VF 7-30-02

Rec'd 7/11/02

UNITEI
SECURITIES AND EX
Washington

02023547

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Grant Bettingen Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
JUL 1 1 2002
535

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Emile Bagelen, CPA

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

VF 7-30-02

GRANT BETTINGEN, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

GRANT BETTINGEN, INC.

CONTENTS

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Board of Directors
Grant Bettingen, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying Statement of Financial Condition of Grant Bettingen, Inc. as of December 31, 2001 and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Bettingen, Inc., as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce E. Bergevin,
Certified Public Accountant

February 20, 2002

GRANT BETTINGEN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash		58,548
Securities		8,048
Accounts receivable-trade		109,712
Prepaid expenses		17,498
Total Current Assets		193,806
Furniture and Fixtures	79,418	
Less Accumulated Depreciation	<73,150>	
		6,268
Total Assets		200,074

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued expenses		101,549
Accounts payable		14,319
Total Current Liabilities		115,868
Stockholder's Equity		
Common stock, 1,000 shares authorized, 97 shares issued & outstanding	1,000	
Additional paid-in capital	233,293	
Treasury stock	< 22,775>	
Retained earnings <deficit>	<127,312>	84,206
Total Liabilities & Stockholder's Equity		200,074

The accompanying notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Income	
Commissions	2,073,718
Trading gains <Losses>	< 499>
Total Income	2,073,219
General and Administrative Expenses (page 10)	2,059,488
Net Profit	13,731
Other Income <Expense>	
Sublet rental income	5,400
Lawsuit settlement	< 65,000>
Interest & dividend income	4,326
Mark to market	< 1,372>
Loss before income taxes	< 42,915>
<Provision> benefit for income taxes	< 1,200>
Net Loss	< 44,115>

The accompanying notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid- in Capital	Treasury Stock	Retained Earnings
Balance, 12-31-00	1,000	233,293	< 22,775>	< 83,197>
Net loss				< 44,115>
Balance, 12-31-01	1,000	233,293	< 22,775>	<127,312>

The accompanying notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
STATEMENT OF CASH FLOWS USING THE INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2001

Net cash flow from operating activities:		
Net Loss	< 44,115>	
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	2,489	
Increase in receivables	< 61,149>	
Increase in securities	< 4,053>	
Decrease in prepaids/deposits	51,997	
Increase in accounts payable/ accrued expenses	29,537	
Net cash flows from operating activities		< 25,294>
Cash flows from investing activities:		
Collection on notes receivable	2,000	
Purchase of equipment	< 1,408>	
Net cash flows from investing activities		592
Increase in cash and cash equivalents		< 24,702>
Cash and cash equivalents, beginning		83,250
Cash and cash equivalents, ending		58,548
Additional disclosures:		
Cash paid during the year for:		
Income taxes:	1,200	
Interest:	0	

The accompanying notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. Significant accounting policies:

Organization

The Company, a registered broker/dealer in securities, was incorporated under the laws of the State of California on March 6, 1980. The Company is an introducing broker who clears all transactions with and for customers on a fully disclosed basis and does not handle customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc., and is registered with the Securities Investor Protection Corporation.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii).

Accounts receivable

No allowance for doubtful accounts has been made as required by generally accepted accounting principles. Because of the nature of the business, once income has been earned, payment is more than likely to be received. The Company has an excellent experience in collection of receivables.

Securities

Marketable securities and investments are valued at market value. The resulting difference between cost and market is charged to mark to market.

Furniture and fixtures

Furniture and fixtures are stated at cost. Depreciation is computed using the modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years. Depreciation expense for the year is $2,489. Expenditures for renewals and betterment are capitalized and maintenance and repairs are charged against income. Upon sale or retirement of depreciable properties, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss on sale or retirement is reflected in current earnings.

Income taxes

The books and records are kept on an accrual basis for both accounting and income tax purposes. For tax purposes, securities and investments are valued at market. Gains and losses on securities held for sale are recognized though not realized. Gains and losses on securities held for investments are not recognized until actually sold or disposed of. The unrecognized loss on investments as of December 31, 2001 was $1,372.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Deferred income taxes

The company provides for deferred taxes on timing differences between amounts reported for financial and income tax purposes. Such differences relate principally to recognizing profits on the value of investments (mark to market) and the current net operating loss.

3. Treasury stock

During 1996, the company acquired 3 shares of its common stock for $22,775.

4. Profit sharing plan

The company maintains a qualified profit sharing plan for all eligible employees. Vesting benefits occur at the current IRS period established for this type of plan. There is no declared contribution for the plan year ended December 31, 2001.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had the specifically defined net capital of $54,270 which was $49,270 in excess of its required net capital of $5,000. The company's net capital ratio was 2.14 to 1.

6. Commitments and Contingencies

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharged the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Commitments and Contingencies (continued)

Additionally, the Company is subject to credit risk if the Broker is unable to repay the balance in the Company's accounts. In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company has sustained losses due to attorneys fees and settlement of a lawsuit that was finalized in March 1998. The settlement was for $250,000. The first payment due of $50,000 was paid in March 1998. Successive payments of $50,000 are due January 31, 1999, 2000, 2001, and 2002.

The Company has entered into a standard commercial lease for the use of it's office space, effective January 1, 1998. The following is a schedule of minimum future rental payments.

2002	36,797
2003	0

GRANT BETTINGEN, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

General and administrative expenses

Officer salary	142,337
Office salaries	125,067
Commissions	1,238,347
Automobile & parking	9,607
Dues/subscriptions/fees	8,925
Depreciation	2,489
Clearing charges	201,716
Contributions	1,561
Equipment/quotation rental	36,231
Insurance	60,817
Outside services	47,503
Office expense	6,632
Postage	9,895
Printing	959
Professional services	29,952
Rent	45,142
Regulatory fees	26,695
Repairs and maintenance	2,462
Sales promotion	15,732
Storage	1,440
Taxes-payroll	17,731
Taxes-personal property	254
Telephone	24,058
Travel	3,936
	2,059,488

The accompanying notes are an integral part of these financial statements.

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Grant Bettingen, Inc.

I have audited the accompanying financial statements of Grant Bettingen, Inc. as of and for the year ended December 31, 2001, and have issued my report thereon dated February 20, 2001. My audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In planning and performing my audit of the financial statements of Grant Bettingen, Inc. for the year ended December 31, 2001 I considered its internal control, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e). I did not study the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; nor complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control activities and its operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Grant Bettingen, Inc. for the year ended December 31, 2001 , and this report does not affect our report thereon dated February 20, 2002. The broker failed during the year to timely check on their computation of aggregate indebtedness and net capital as required by Rule 17a-3c(11). The error was found and procedures were put into place to assure that these computations are now made monthly as required.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce E. Bergevin,
Certified Public Accountant

February 20, 2002

EXHIBIT A

GRANT BETTINGEN, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Computation of Net Capital		
Total stockholder's equity		84,206
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses/deposits	17,498	
Equipment - net	6,268	
Excess fidelity bond deductible	5,000	
		< 28,766>
Net capital before haircuts on securities		55,440
Haircuts on securities		
Other securities		< 1,170>
Net Capital		54,270
Computation of Basic Net Capital Requirement		
Minimum net capital required		5,000
Excess net capital		49,270
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		42,683
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued liabilities and expenses		115,868
Total aggregate indebtedness		115,868
Ratio: aggregate indebtedness to net capital		2.14 To 1

EXHIBIT B

GRANT BETTINGEN, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)
DECEMBER 31, 2001

Reconciliation with Company's Computation of Net Capital
SEC Rule 17a-5 (d) (4)

Net capital per December 31, 2001 FOCUS II (unaudited)	54,270
Net Capital - December 31, 2001 per Audit Report	54,270

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

Grant Bettingen, Inc. relies on Section K2B of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of the rule